The Board approves the appointment of the management Date of events: 2013/10/31 Contents:

1.	Date of occurrence of the event: 2013/10/31

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter ”head office” or ”subsidiaries”):head office

4.	Reciprocal shareholding ratios: N.A.

5.	Name of the reporting media: N.A.

6.	Content of the report: N.A.

7.	Cause of occurrence: The 3rd Meeting of the 7th Term Board of Directors approves the appointment of the management as follows: Min-Hsuan Lini—Ñ•qŒºj, President of Southern Taiwan Business Group is retiring on November 1, 2013. Ming-Yuan Leei—›–Á•£ , Vice President of Southern Taiwan Business Group, will succeed as the President.

8.	Countermeasures: None.

9.	Any other matters that need to be specified: None.